

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Via U.S. Mail

Paul D. Ridder
Chief Financial Officer
Tasty Baking Company
Navy Yard Corporate Center
Three Crescent Drive, Suite 200
Philadelphia, PA 19112

 Re: **Tasty Baking Company**
  Form 10-K for the Fiscal Year Ended December 26, 2009
  Filed March 11, 2010
  Schedule 14A Definitive Proxy Statement
  Filed March 30, 2010
  File No. 001-05084

Dear Mr. Ridder:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Change in Consumer Preferences, page 5

1. Please advise us whether you have long-term contracts with your significant customers that require them to purchase specified amounts of your food production. If you have such contracts, please disclose the material terms of such arrangements. In addition, please file any such agreements, or tell us why you are not required to file them.

Definitive Proxy Statement on Schedule 14A, filed March 30, 2010

General

2.   Please confirm in writing that you will comply with the following comment relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

Compensation of Executive Officers, page 15

Annual Incentive Plan, page 15

3.   We note your statements with respect to the performance factors for the payout of 70% of the target awards on page 16. Expand your statement to describe the formula to determine the 70% payout amount. Please refer to Item 402(o)(5) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim at (202) 551-3878, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief